Exhibit 99.1

GAMMON GOLD INC
1701 Hollis Street
Suite 400, PO Box 2067
Halifax, Nova Scotia
B3J 2Z1
Tel: 902-468-0614    Fax: 902-468-0931

Report of Voting Results Pursuant to Section 11.3 of National Instrument 51-102

May 20, 2009

Following the annual and special meeting of shareholders of Gammon Gold Inc., held on May 15, 2009 (the "Meeting"), and in accordance with section 11.3 of National Instrument 51-102, we hereby advise you of the following voting results obtained at the Meeting:

Item Voted Upon	Voting Result
1. Election of Directors.

*Patrick O’Neil withdrew his nomination and Ronald Smith was nominated in his place. The nominees proposed by management (as changed above) were elected by a majority of shareholders on a show of hands.

2. Re-appointment of KPMG LLP, Chartered Accountants, as the Corporation’s auditors.	*KPMG LLP, Chartered Accountants were re-appointed as auditors by a majority of shareholders on a show of hands
3. Approval of the issuance of up to 727,245 common shares of the Corporation for awarding to executive officers of the Corporation as payment for their 2008 annual incentive bonus.

*The ordinary resolution for the issuance of up to 727,245 common shares of the Corporation for awarding to executive officers of the Corporation as payment for their 2008 annual incentive bonus was approved by a majority of shareholders on a show of hands excluding the votes of the executive officers of the Corporation.

4.

Approval of the implementation of the Employee Share Purchase Plan of the Corporation effective July 1, 2009 and the reservation of 1,250,000 common shares of the Corporation for issuance thereunder.

*The ordinary resolution for the implementation of the Employee Share Purchase Plan of the Corporation effective July 1, 2009 and the reservation of 1,250,000 common shares of the Corporation for issuance thereunder, was approved by a majority of shareholders on a show of hands excluding the votes of the executive officer and the directors of the Corporation.

Trusting the whole is to your satisfaction, we remain,

Yours truly,

GAMMON GOLD INC.

Per:

Rene Marion
Chief Executive Officer